SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*

                         AMERICA SERVICE GROUP INC.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                02364 L 109
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                               (CUSIP Number)

                   DAVID A. FREEMAN
                   c/o FERRER FREEMAN & COMPANY, LLC
                   THE MILL
                   10 GLENVILLE STREET
                   GREENWICH, CT  06831
                   (203) 532-8011

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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                                June 3, 2002
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          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------           --------------------------
CUSIP NO. 02364 L 109                          13D       PAGE 2 OF 9 PAGES
------------------------------------------           --------------------------

---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS /  S.S. or I.R.S. IDENTIFICATION NOS.
           OF ABOVE PERSONS (ENTITIES ONLY)
           Ferrer Freeman & Company, LLC
           TIN:  06-1433502
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a)|_|
                                                              (b)|_|
---------- --------------------------------------------------------------------
    3      SEC USE ONLY


---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           OO
---------- --------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                      |_|


---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut
------------------------------------- ------- ---------------------------------
                                        7     SOLE VOTING POWER
             NUMBER OF                        1,258,639
               SHARES
                                      ------- ---------------------------------
            BENEFICIALLY                8     SHARED VOTING POWER
              OWNED BY
                EACH
                                      ------- ---------------------------------
             REPORTING                  9     SOLE DISPOSITIVE POWER
            PERSON WITH                       1,258,639

                                      ------- ---------------------------------
                                        10    SHARED DISPOSITIVE POWER


---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,258,639
---------- --------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                  |_|


---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.5%
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
---------- --------------------------------------------------------------------

------------------------------------------             ------------------------
CUSIP NO. 02364 L 109                          13D         PAGE 3 OF 9 PAGES
------------------------------------------             ------------------------

---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS /  S.S. or I.R.S. IDENTIFICATION NOS.
           OF ABOVE PERSONS (ENTITIES ONLY)
           FFC Partners I, L.P.
           TIN:  06-1458417
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a)|_|
                                                              (b)|_|
---------- --------------------------------------------------------------------
    3      SEC USE ONLY


---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           OO
---------- --------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                      |_|


---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
------------------------------------- ------- ---------------------------------
                                        7     SOLE VOTING POWER
             NUMBER OF                        1,208,403
               SHARES
                                      ------- ---------------------------------
            BENEFICIALLY                8     SHARED VOTING POWER
              OWNED BY
                EACH
                                      ------- ---------------------------------
             REPORTING                  9     SOLE DISPOSITIVE POWER
            PERSON WITH                       1,208,403

                                      ------- ---------------------------------
                                        10    SHARED DISPOSITIVE POWER


---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,208,403
---------- --------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                  |_|


---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           21.7%
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           PN
---------- --------------------------------------------------------------------

------------------------------------------              -----------------------
CUSIP NO. 02364 L 109                           13D        PAGE 4 OF 9 PAGES
------------------------------------------              -----------------------

---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS /  S.S. or I.R.S. IDENTIFICATION NOS.
           OF ABOVE PERSONS (ENTITIES ONLY)
           FFC Executive Partners I, L.P.
           TIN:  06-1477466
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a)|_|
                                                              (b)|_|
---------- --------------------------------------------------------------------
    3      SEC USE ONLY


---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           OO
---------- --------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                      |_|


---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
------------------------------------- ------- ---------------------------------
                                        7     SOLE VOTING POWER
             NUMBER OF                        49,928
               SHARES
                                      ------- ---------------------------------
            BENEFICIALLY                8     SHARED VOTING POWER
              OWNED BY
                EACH
                                      ------- ---------------------------------
             REPORTING                  9     SOLE DISPOSITIVE POWER
            PERSON WITH                       49,928

                                      ------- ---------------------------------
                                        10    SHARED DISPOSITIVE POWER


---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           49,928
---------- --------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                  |_|


---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           .9%
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           PN
---------- --------------------------------------------------------------------

                                SCHEDULE 13D

     This Amendment No. 3 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the common stock, $.01 par value per share ("Common Stock") of America Service Group Inc., a Delaware corporation (the "Issuer") filed on February 5, 1999 as amended through May 10, 2002, on behalf of Ferrer Freeman & Company, LLC ("FFC"), FFC Partners I, L.P. ("Partners I") and FFC Executive Partners I, L.P. ("Executive Partners I").

ITEM 1.  SECURITY AND ISSUER.

     Unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

     Unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

     Unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended in its entirety as follows;

     The percentages set forth in this Item 5 are based on 5,449,612 shares of Common Stock outstanding as of April 24, 2002, as reported in the
Schedule 14A filed by the Issuer on April 30, 2002.

     (a) and (b) (1) FFC is deemed to be the beneficial owner of 1,258,639 shares of Common Stock by virtue of (i) its ownership of 308 shares of Common Stock, (ii) the 1,208,403 shares of Common Stock beneficially owned by Partners I, and (iii) the 49,928 shares of Common Stock beneficially owned by Executive Partners I. Assuming the exercise of the Warrants, the 1,258,639 shares of Common Stock beneficially owned by FFC represents approximately 22.5% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act). FFC has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 1,258,639 shares of Common Stock.

          (2) Partners I is deemed to be the beneficial owner of 1,208,403 shares of Common Stock by virtue of (i) its ownership of 1,078,763 shares of Common Stock and (ii) its right to acquire beneficial ownership of 129,640 shares of Common Stock within 60 days through the exercise of the Warrants. Assuming the exercise of the Warrants, the 1,208,403 shares of Common Stock beneficially owned by Partners I represents approximately 21.7% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act). Partners I has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 1,208,403 shares of Common Stock.

          (3) Executive Partners I is deemed to be the beneficial owner of 49,928 shares of Common Stock by virtue of (i) its ownership of 44,568 shares of Common Stock and (ii) its right to acquire beneficial ownership of 5,360 shares of Common Stock within 60 days through the exercise of the Warrants. Assuming the exercise of the Warrants, the 49,928 shares of Common Stock beneficially owned by Executive Partners I represents approximately .9% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act). Executive Partners I has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 49,928 shares of Common Stock.

     (c) On May 3, 2002, FFC sold 15,000 shares of Common Stock and on June 3, 2002, Partners I sold 95,470 shares of Common Stock, Executive Partners I sold 3,950 shares of Common Stock, and FFC sold 580 shares of Common Stock. Both sales were block transactions that were crossed between UBS PaineWebber Inc. and Bear Stearns & Co., Inc. at $9.90 per share (net of commissions).

     (d) To the best of knowledge of FFC and the Limited Partnerships, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock and the Warrants.

     (e) Inapplicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     Unchanged.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Unchanged.

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 7, 2002

                                  Ferrer Freeman & Company, LLC



                                  By: /s/ David A. Freeman
                                      -----------------------------------------
                                      Name:  David A. Freeman
                                      Title: Member


                                  FFC PARTNERS I, L.P.

                                  By:   Ferrer Freeman & Company, LLC,
                                        its General Partner



                                  By: /s/ David A. Freeman
                                      -----------------------------------------
                                      Name:    David A. Freeman
                                      Title:   Member


                                  FFC EXECUTIVE PARTNERS I, L.P.

                                  By:    Ferrer Freeman & Company, LLC,
                                         its General Partner



                                  By: /s/ David A. Freeman
                                      -----------------------------------------
                                      Name:    David A. Freeman
                                      Title:   Member

                                                               Schedule II
                                                               -----------

                           Joint Filing Agreement
                           ----------------------

     In accordance with Rule 13d-1(k) of Regulation 13D of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of America Service Group Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement as of the 7th day of June, 2002.

                                  Ferrer Freeman & Company, LLC



                                  By: /s/ David A. Freeman
                                      -----------------------------------------
                                      Name:    David A. Freeman
                                      Title:   Member

                                  FFC PARTNERS I, L.P.

                                  By:  Ferrer Freeman & Company, LLC,
                                       its General Partner



                                  By: /s/ David A. Freeman
                                      -----------------------------------------
                                      Name:    David A. Freeman
                                      Title:   Member

                                  FFC EXECUTIVE PARTNERS I, L.P.

                                  By:  Ferrer Freeman & Company, LLC,
                                       its General Partner



                                  By: /s/ David A. Freeman
                                      -----------------------------------------
                                        Name:  David A. Freeman
                                        Title: Member